Exhibit 99.1

August 15, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated July 14, 2020 informing that Wipro has signed an agreement to acquire IVIA Serviços de lnformitica Ltda, a provider of IT solutions including system development, maintenance, consulting and project management services to clients in Brazil.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on August 14, 2020.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary